The Hartford Mutual Funds, Inc.

690 Lee Road

Wayne, PA 19087

April 16, 2020

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Delaying Amendment for The Hartford Mutual Funds, Inc. Registration Statement on Form N-14 (File No. 333-237253)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), The Hartford Mutual Funds, Inc. (the “Registrant”) is hereby filing a delaying amendment with respect to the Registrant’s Registration Statement on Form N-14 (File No. 333-237253) (the “Registration Statement”) relating to the proposed reorganization of The Hartford Quality Bond Fund into The Hartford Total Return Bond Fund. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on March 18, 2020, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Wayne and the Commonwealth of Pennsylvania on the 16th day of April, 2020.

No fees are required in connection with this filing. Should you have any questions, please feel free to contact Lisa Zeises at (610) 386-4077 or at lisa.zeises@hartfordfunds.com.

Sincerely,

/s/ Thomas R. Phillips

Thomas R. Phillips

Vice President and Secretary

cc:	Lisa Zeises

John O’hanlon